EXHIBIT 99.1

Senstar Technologies Ltd.
17 Altalef St. Yehud-Monoson,	T: +972-3-539-144
Industrial Zone 5610001, Israel	F: +972-3-536-6245
www.senstartechnologies.com

Senstar Technologies Reports Third Quarter 2021 Financial Results

YEHUD, Israel, Nov. 16, 2021 /PRNewswire/ -- Senstar Technologies Ltd. (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and nine months ended September 30, 2021. Management will hold an investors' conference call later today (at 10 a.m. Eastern Time) to discuss the results.

SUMMARY FINANCIAL RESULTS
($ in thousands)	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenue	9,263	8,379	25,905	23,720
Gross profit	5,627	5,375	16,744	15,500
Gross margin	60.70%	64.10%	64.60%	65.30%
Operating income	779	970	2,324	1,779
Net income (loss)	(222)	616	9,597	1,208
EBITDA from continuing operations*	1,129	1,258	3,302	2,644
EBITDA margin*	12.20%	15.00%	12.70%	11.10%

*Non-GAAP measure

BUSINESS HIGHLIGHTS:

•	Revenues up 9% to $25.9 million for the nine months ended September 30, 2021 compared with comparable period in 2020.
•	Net income increased to $9.6 million for the nine months ended September 30, 2021 up from $1.2 million in the 2020 period, reflecting income from discontinued operations
•	EBITDA up 25% to $3.3 million for the nine months ended September 30, 2021 compared with comparable period in 2020.
•
As part of our growth engine for 2022 and on, we introduced the Senstar TC200 thermal-visible, dual-video detection camera for outdoor site security and announced our new sensor fusion engine, which synthesizes data from multiple sensors to generate actionable information and address nuisance alarms.

•	Completed a one-time cash distribution to shareholders in the amount of $1.725 per share (approximately $40 million in the aggregate).
•	Strong balance sheet with cash of $24.0 million (following the ~$40 million cash distribution), or $1.03 per share, and zero debt as of September 30, 2021.

Mr. Dror Sharon, Chief Executive Officer of Senstar Technologies, said, "We delivered 11% revenue growth in the third quarter, as a result of our solid performance, especially in the APAC region, attributable to a large infrastructure contract that was announced in the second quarter of this year. Our US business experienced contract delays related to COVID, including our difficulty in fulfilling customer orders due to supply chain constraints that created a shortage of semiconductors. On a positive note, we increased our trade show activities this quarter and had numerous productive meetings at events in the US, Europe, and the UK. The upturn in our marketing activity increased our operating expenses in the quarter as business processes recovered from COVID restrictions. Opportunities to engage with customers face-to-face are helping to build our pipeline of new business for future growth.

"A key growth lever for Senstar Technologies is adding new products and enhancing our current product offering," continued Mr. Sharon. "This quarter we enhanced our PIDS offering with the release of our thermal camera, creating a powerful perimeter solution. We also released our game-changing Fusion Hardware-Software engine, which we anticipate will drive increased software sales and raise gross margins over time. Customer response to these new products has been overwhelmingly positive. In order to leverage the improving business environment in the APAC region and sustain our momentum there, we announced a new Senior Regional Director based in Hong Kong. These business drivers, in combination with our excellent balance sheet, positions Senstar Technologies to deliver growth, improve profitability and deliver value for our shareholders."

THIRD QUARTER 2021 RESULTS

Revenue for the third quarter of 2021 was $9.3 million, an increase of 10.6% compared with $8.4 million in the third quarter of 2020. The increase in third quarter revenue was primarily due to a solid performance in the APAC region from a large infrastructure contract announced in the prior quarter.

Third quarter gross profit was $5.6 million, or 60.7% of revenue, compared with $5.4 million, or 64.1% of revenue. The decrease in gross margin was primarily due to a shift in the mix of products sold during the quarter, a higher cost of materials driven by global supply chain challenges and unfavorable foreign currency valuations.

Operating expenses were $4.8 million, an increase of 10.1% compared to the prior year's third quarter operating expenses of $4.4 million. The increase in operating expenses is primarily attributable to increased sales and marketing activity compared to the 2020 period when there was slowdown in similar activities due to the global pandemic.

Operating income for the third quarter was $0.8 million compared to $1 million in the year-ago period.

Financial expense was $0.4 million compared to $0.1 million in the third quarter last year. This is due to the adjustment of monetary assets and liabilities, denominated in currencies other than the functional currency of the operational entities in the group. At the end of each period, a change in currency valuation of monetary assets and liabilities is recorded as a non-cash financial expense or income.

Income from continuing operations was $44,000 in the third quarter of 2021 compared to $533,000 in the year ago quarter.

Net loss in the quarter was $0.2 million or ($0.01) per share versus net income of $616,000 or $0.01 per share in the third quarter of last year. The net loss in the current period includes a net loss of $0.3 million from discontinued operations versus net income from discontinued operations of $0.1 million in the year ago quarter.

EBITDA from continuing operations for the third quarter was $1.1 million versus $1.3 million in the third quarter of 2020.

On September 22, 2021, the Company made a cash distribution to shareholders in the amount of $1.725 per share, or approximately $40 million in the aggregate.

Cash and cash equivalents and restricted cash and deposits related to continuing operations as of September 30, 2021, was $24.0 million, or $1.03 per share, compared with cash and cash equivalents and restricted cash and deposits related to continuing operations of $24.5 million, or $1.06 per share, at December 31, 2020.

EARNINGS CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, November 16, 2021. The call will begin promptly at 10 a.m. Eastern Time, 5 p.m. Israel Time, 3 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences.

To participate, please call one of the following teleconferencing numbers and the conference ID number 13724320:

•	Toll Free: 1-877-407-9716
•	Toll/International: 1-201-493-6779
•	Israel Toll Free : 1 809 406 247
•	UK Toll Free: 0 800 756 3429

The conference call will also be webcast live at:  https://78449.themediaframe.com/dataconf/productusers/vvdb/mediaframe/47094/indexl.html.

A replay link of the call will be available at senstartechnologies.com on November 16, 2021, after 1 p.m. Eastern time through November 30, 2021, at 11:59 p.m. Eastern time.

Replay Dial-in Numbers:

•	Toll Free: 1-844-512-2921
•	Toll/International: 1-412-317-6671
•	Replay Pin Number: 13724320

About Senstar Technologies

With innovative perimeter intrusion detection systems (including fence sensors , buried sensors , and above ground sensors), intelligent video-management , video analytics , and access control , Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities , logistics , corrections , and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents the Non-GAAP presentation of EBITDA. This non-GAAP measure is not in accordance with, nor is it a substitute for, a GAAP measure. The Company uses EBITDA to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company's operations, the demand for the Company's products, global supply chains and economic activity in general.

For more information:

Senstar Technologies: Doron Kerbel, Adv. V.P. General Counsel & Company Secretary Tel: +972-3-5391500 Doron.Kerbel@senstar.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com

* Tables to follow *

SENSTAR TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2020	% change	2021	2020	% change
Revenue	9,263	8,379	11	25,905	23,720	9
Cost of revenue	3,636	3,004	21	9,161	8,220	11

Gross profit	5,627	5,375	5	16,744	15,500	8
Operating expenses:
Research and development, net	814	875	(7)	2,797	2,965	(6)
Selling and marketing	2,352	1,887	25	6,933	6,341	9
General and administrative	1,682	1,643	2	4,690	4,415	6
Total operating expenses	4,848	4,405	10	14,420	13,721	5

Operating income	779	970		2,324	1,779
Financial income (expenses), net	(416)	(71)		(619)	151

Income (loss) before income taxes	363	899		1,705	1,930

Taxes on income	319	366		1,724	428

Income (loss) from continuing operations	44	533		(19)	1,502
Income (loss) from discontinued operations, net	(266)	83		9,616	(294)

Net income (loss)	(222)	616		9,597	1,208

Income (loss) attributable to redeemable non-controlling interests and non-controlling interests	-	-		-	-

Net income (loss) attributable to Senstar's shareholders	(222)	616		9,597	1,208

Basic and diluted net income (loss) per share from continuing operations	$0.00	$0.02		$0.00	$0.06
Basic and diluted net income (loss) per share from discontinued operations, net	$(0.01)	$(0.01)		$0.41	$(0.03)

Basic and diluted net income (loss) per share	$(0.01)	$0.01		$0.41	$0.03

Weighted average number of shares used in computing basic and diluted net income (loss) per share	23,215,309	23,153,985		23,182,404	23,153,985

SENSTAR TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021%	2020%	2021%	2020%

Gross margin	60.7	64.1	64.6	65.3
Research and development, net as a % of revenues	8.8	10.4	10.8	12.5
Selling and marketing as a % of revenues	25.4	22.5	26.8	26.7
General and administrative as a % of revenues	18.2	19.6	18.1	18.6
Operating margin	8.4	11.6	9.0	7.5
Net margin from continuing operations	0.5	6.4	-	6.3

SENSTAR TECHNOLOGIES LTD.
RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

GAAP income (loss) from continuing operations	44	533	(19)	1,502
Less:
Financial income (expenses), net	(416)	(71)	(619)	151
Taxes on income	319	366	1,724	428
Depreciation and amortization	(350)	(288)	(978)	(865)
EBITDA from continuing operations	1,129	1,258	3,302	2,644

SENSTAR TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2021	2020
CURRENT ASSETS:
Cash and cash equivalents	$23,933	$24,531
Restricted cash and deposits	27	10
Trade receivables, net	8,570	7,670
Unbilled accounts receivable	114	64
Other accounts receivable and prepaid expenses	1,067	899
Inventories	4,978	5,325

Total current assets	38,689	38,499

Long term investments and receivables:

Deferred tax assets	1,604	1,671
Operating lease right-of-use assets	1,410	1,703

Total long-term investments and receivables	3,014	3,374

PROPERTY AND EQUIPMENT, NET	2,075	2,080

INTANGIBLE ASSETS, NET	2,488	2,979

GOODWILL	11,465	11,507

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS	2,028	49,618

Total assets	$59,759	$108,057

SENSTAR TECHNOLOGIES LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	September 30,	December 31,
	2021	2020

CURRENT LIABILITIES:

Trade payables	$1,791	$1,511
Customer advances	362	355
Deferred revenues	2,730	2,709
Other accounts payable and accrued expenses	6,809	6,164
Short-term operating lease liabilities	343	460

Total current liabilities	12,035	11,199

LONG-TERM LIABILITIES:
Deferred revenues	1,746	1,624
Deferred tax liabilities	701	676
Accrued severance pay	641	644
Long-term operating lease liabilities	1,146	1,335
Other long-term liabilities	256	285

Total long-term liabilities	4,490	4,564

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS	4,346	25,196

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at September 30, 2021 and December 31, 2020; Issued and outstanding: 23,258,320 shares at September 30, 2021 and 23,163,985 shares at December 31, 2020	6,784	6,753
Additional paid-in capital	30,355	69,965
Accumulated other comprehensive loss	1,570	34
Foreign currency translation adjustments (stand-alone financial statements)	9,341	9,104
Accumulated deficit	(9,162)	(18,759)

Total shareholders' equity	38,888	67,097
Non-controlling interest	-	1

TOTAL SHAREHOLDERS' EQUITY	38,888	67,098

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$59,759	$108,057